2700 Colorado Avenue, Suite 200, Santa Monica, CA 90404

September 18, 2006

Dear Fellow Image Stockholder:

We thought you would be interested in the enclosed article written by Kaja Whitehouse and published in The Wall Street Journal on September 6, 2006. Lionsgate has nominated six highly qualified, independent individuals to replace Image’s current directors. Unlike five of Image’s current directors, who are described in Image’s proxy statement as having “certain relationships and related transactions” with Image, and unlike Martin W. Greenwald, another current director and president and chief executive officer of Image, our nominees have no prior relationship with Image. Our nominees will also be independent of Lionsgate. The only commitment they have given to Lionsgate with respect to their service on Image’s board of directors, if elected, and the only commitment Lionsgate has sought from them, is that they will exercise their independent judgment in all matters before the Image board of directors in accordance with their fiduciary duties. If elected, they will be independent directors who will act in your best interests and those of all Image stockholders.

Enclosed is a BLUE proxy card. If you agree that Image needs a strong, independent board of directors, we urge you to vote the BLUE proxy card today. You will also receive, or may have already received, proxy materials from Image containing a white proxy card. Please simply ignore the white card. If you have already voted the white proxy card, you can revoke that earlier vote by submitting a later vote using the BLUE proxy card – by telephone, via the Internet or by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

VOTE YOUR BLUE PROXY CARD TO ELECT AN INDEPENDENT BOARD

If you have any questions, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 888-750-5834.

Sincerely,

Jon Feltheimer
Chief Executive Officer
Lions Gate Entertainment Corp.

Neither Lionsgate nor any of the other participants in this proxy solicitation has sought or obtained the consent of any third party to the use of any previously published information as proxy solicitation material. We filed our definitive proxy statement with the Securities and Exchange Commission on September 5, 2006 and disseminated copies to Image’s stockholders on September 12, 2006. We advise you to read the definitive proxy statement and other documents related to the solicitation of proxies by Lionsgate because they contain important information, including information relating to Lionsgate and to the participants in such proxy solicitation and their direct and indirect interests in the proxy solicitation. The definitive proxy statement and other proxy solicitation materials are available at no charge at the SEC’s website at http://www.sec.gov.

For additional information, please visit www.votetoimproveimage.com.

Determining Board Independence
Debate Heats Up About Outside Directors’ Ties To Image Entertainment
By Kaja Whitehouse
ENTERTAINMENT TYPES are a close-knit bunch, as this continuing takeover tale demonstrates.
     About a year ago, media-content developer Lions Gate Entertainment Corp. offered to acquire DVD-licensing company Image Entertainment Inc.
     First, Lions Gate offered its own stock, valuing Image at about $4 a share, a 33% premium to where the share price of the Chatsworth, Calif., company traded at the time. Image declined. Then Lions Gate, based in Vancouver, offered cash in a deal that also valued Image at about $4 a share. Image declined again.
     Spin forward to this August: Lions Gate sent a proxy statement to Image’s shareholders asking them to oust their current board in favor of Lions Gate’s slate of directors, who, they say, will be better able to assess a merger of the two companies. Image shareholders are scheduled to meet Oct. 10.
     Securities analysts debate the pros and cons of an offer from Lions Gate, which says it is still interested even though Image’s earnings performance has eroded. But corporate-governance watchdogs say the Canadian suitor is right about the Image board, which is full of directors with various ties to Image.
     There’s the rub: Five of the seven directors are listed in the company’s proxy statement under the heading of having “certain relationships and related transactions” with Image, even though those five are also billed as “independent directors,” or those without other ties to the company.
     “For an independent director, that’s not a good place to be mentioned in the proxy,” said Charles Elson, chair of the University of Delaware’s John L. Weinberg Center for Corporate Governance, referring to the related-party section.
     The two Image directors not listed as having “related transactions” with the company are its chief executive, Martin W. Greenwald, and Gary Haber, an outside accountant who provides financial advice for artists and entertainers.
     Determining whether a director is independent is a subject of debate. Some boards have argued that having directors with some ties to the business is a good thing, because it ensures these directors truly understand the company whose board they sit on. Governance watchdogs say such ties are conflicts that cloud the ability of directors to give impartial counsel.
     Regulators–from the Securities and Exchange Commission and Internal Revenue Service to various stock exchanges–have established guidelines to help companies determine when their directors pass muster. Image says that its board is in line with those rules.
     “Each of our directors understands their responsibilities and roles as board members of a public company, and each has a solid track record of acting in the best interests of the company and its shareholders. Nasdaq and the SEC don’t have any issues with our directors or their status with the company, therefore neither should anyone else,” said David Borshell, Image’s chief operating officer, citing the exchange where Image shares are listed.
     Outside observers disagree.
     “The related-party transactions are quite troubling at that company, and it just shows you how limited the rules are for deciding who is and who is not an independent director,” said Nell Minow of research firm the Corporate Library in Portland, Maine.
     Among the independent Image directors is Lynwood Spinks, a co-founder of Relativity Media LLC, a Los Angeles financing and production company. Mr. Spinks joined Image’s board as an independent director in August–the same time Image signed a 10-year contract to distribute home video and digital films financed and produced by Relativity Media. As part of that deal, Image granted Relativity 3.4 million common shares.
     Director Ira S. Epstein, meanwhile, works for a law firm that does business with Image. In fiscal 2006, Image paid the firm $452,000.
     Last year, proxy-advisory firm Glass, Lewis & Co. recommended shareholders withhold their votes from Mr. Epstein and two other directors, M. Trevenen Huxley and Robert J. McCloskey, who also have ties to the company. Mr. Huxley provides consulting to Egami Media, a subsidiary of Image. Image paid $25,000 to a corporation controlled by Mr. Huxley in fiscal 2006.
     Mr. McCloskey and another independent director, David Coriat, are associated with Image’s largest Canadian distributor, VidCanada.
     Mr. Epstein was named by a special board committee to help Image “evaluate and respond objectively to the Lions Gate proposal,” according to an Image press release from last year.
     Whether the Lions Gate deal is fair or not, the directors’ ties to the company “make it very difficult for the company to show that they looked at the proposals for purchase fairly and independently,” said Ms. Minow of the Corporate Library.